UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 8 February 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Trading statement for year ended 31 December 2017

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Johannesburg, 8 February 2018: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that headline earnings per share (HEPS) for the twelve months ended 31 December 2017 (FY 2017) is expected to range from US$0.23-0.26 per share, 0% (US$0.00 per share) to 12% (US$0.03 per share) lower than the US$0.26 per share reported for the twelve months ended 31 December 2016 (FY 2016).

The basic loss per share for FY 2017 is expected to be 110-125% (US$0.22-0.25 per share) lower than the earnings of US$0.20 per share reported for FY 2016, at a loss of US$0.02-0.05 per share.

Normalised earnings for FY 2017 are expected to be 21-33% (US$0.05-0.08 per share) lower than the US$0.24 per share reported for FY 2016 at US$0.16-0.19 per share.

The net loss for the year is impacted by the following non-recurring items:
- US$278m (R3.5bn) (gross and after tax) impairment of goodwill related to South Deep. Post this impairment, the carrying value of South Deep is US$1.96bn (R24.7bn)
- US$30m (R390m) (gross), US$21m (R273m) (after tax) provision related to the Silicosis and TB Class Action litigation which was accounted for in the interim financial statements
- US$53m (gross), US$38m (after tax) reversal of an impairment of mining assets at Cerro Corona
- US$39m (gross and after tax) reversal of an impairment at Arctic Platinum as a result of the sale, announced on 24 January 2018
- US$24m (gross), US$17m (after tax) profit on the sale of Darlot

The basic loss, headline earnings and normalised earnings are all impacted by an increase in amortisation mainly at Tarkwa, Cerro Corona and St Ives.

The South Deep impairment is based on two main factors:
- The slow start to the rebase plan over the past year is expected to result in a more gradual ramp-up in the earlier years. The steady state production target of c.500koz in 2022 has not changed.   The rebase plan was announced in February 2017
- A reduction in the gold price assumption used in the life of mine model to R525,000/kg from R600,000/kg

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
          goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
          goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
          goldfields.com

Directors: C A Carolus (Chair), N J Holland[†][**] (Chief Executive Officer), P A Schmidt[**] (Chief Financial Officer), A Andani [#], P J Bacchus[†], T P Goodlace, C E Letton[^], R P Menell, D M J Ncube, S P Reid[^], Y G H Suleman
[^]Australian, [†]British, [#]Ghanaian, [**] Executive Director
Company Secretary: MML Mokoka

We are pleased to announce the successful life extension of the Cerro Corona mine in Peru to 2030 from 2023. The life extension will be achieved through the creation of additional, cost-effective tailings capacity. As a result of the increased life, a previous impairment of US$53m has been reversed.

Attributable gold equivalent production for Q4 2017 is expected to be 546koz (Q3 2017: 567koz), with all-in sustaining costs (AISC) of US$959/oz (Q3 2017: US$906/oz) and all-in costs (AIC) of US$1,115/oz (Q3 2017: US$1,032/oz).

For FY 2017, attributable gold equivalent production is expected to be 2,160koz (FY 2016: 2,146koz), exceeding the guidance range of 2,100-2,150koz. AISC of US$955/oz (FY 2016: US$980/oz) and AIC of US$1,088/oz (FY 2016: US$1,006/oz) are both below the lower end of the guidance range provided in February 2017 – AISC: US$1,010-1,030/oz and AIC: US$1,170-1,190/oz.

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields will release FY 2017 financial results on Wednesday, 14 February 2018.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 48 million ounces and gold Mineral Resources of around 101 million ounces. Attributable copper Mineral Reserves total 454 million pounds and Mineral Resources 5,813 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 8 February 2018

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer